OMB APPROVAL
OMB Number: 3235-0123
Expires: April 13, 2013
Estimated average burden hours per response...12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



13030676

SEC Mail Processing Section
MAR 4 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68814

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Incapital Insurance Services LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 South Wacker Drive, Suite 3700
(No. and Street)

Chicago	**Illinois**	**60606**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phillip E. Johnson **312-379-3700**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1 N. Wacker Drive	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 3/14

OATH OR AFFIRMATION

I, Phil Johnson, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Incapital Insurance Services LLC (the "Company"), as of December 31, 2012, are true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

2/28/13
Date

Title: President

Notary Public

02-28-13
Date

OFFICIAL SEAL
DEBRA R LEONARD-PORCH
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:09/03/16

Incapital Insurance Services LLC

(SEC I.D. No. 8-68814)

Statement of Financial Condition as of December 31, 2012 and Report of Independent Auditors



Incapital Insurance Services LLC

(SEC I.D. No. 8-68814)

Statement of Financial Condition as of December 31, 2012 and Report of Independent Auditors

INCAPITAL INSURANCE SERVICES LLC

TABLE OF CONTENTS

This report** contains (check all applicable boxes):

(x) Report of Independent Auditors

(x) Facing Page

(x) Statement of Financial Condition

( ) Statement of Operations

( ) Statement of Cash Flows

( ) Statement of Changes in Member's Equity

( ) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable)

(x) Notes to Financial Statement

( ) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934

( ) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934

( ) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)

( ) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements of Rule 15c3-3 (not applicable)

( ) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)

(x) An Oath or Affirmation

( ) A Copy of the SIPC Supplemental Report (filed separately)

( ) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



Independent Auditor's Report

To the Member and Board of Directors
of Incapital Insurance Services LLC

We have audited the accompanying statement of financial condition of Incapital Insurance Services LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Incapital Insurance Services LLC at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL,60606
T: (312)298 2000, F: (312) 298 2001, www.pwc.com/us

INCAPITAL INSURANCE SERVICES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2012

ASSETS		
Cash	$	688,266
Accounts receivable		24,692
Other assets		59,574
Total assets	$	772,532
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Payable to Parent and affiliate	$	61,222
Other liabilities		14,288
Total liabilities		75,510
MEMBER'S EQUITY		697,022
Total liabilities and member's equity	$	772,532

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital Insurance Services LLC (the "Company"), a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is an introducing broker-dealer that engages primarily in the distribution of annuities. The Company was formed in March 2011 and was approved as a registered broker-dealer in October 2011.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Income Taxes — The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return. Therefore, no provision for income taxes is included in the Company's financial statements. ASC No. 740, *Income Taxes*, requires the Company to determine whether a tax position has a greater than fifty percent likelihood of being realized upon settlement with the applicable taxing authority, which could result in the Company recording a tax liability. The Company does not have any significant uncertain tax positions as of December 31, 2012 and is not aware of any tax positions that will significantly change during the next twelve months.

3. NEW ACCOUNTING PRONOUNCEMENTS

In December 2011, the Financial Accounting Standards Board ("FASB") updated the accounting standards to require new disclosures about offsetting assets and liabilities. The standard requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the Statement of Financial Condition and instruments and transactions subject to an agreement similar to a master netting arrangement. The standard is effective for interim and annual periods beginning on or after January 1, 2013 on a retrospective basis. The adoption of the standard will not impact the Company's Statement of Operations or Financial Condition, but may require additional footnote disclosures.

4. MANAGEMENT FEES

The Company has entered into a management agreement (the "Agreement") with the Parent, whereby the Parent provides the Company with administrative services and office facilities in exchange for a management fee determined in accordance with the terms of the Agreement. As of December 31, 2012, $18,888 was unpaid and is included in payable to Parent and affiliate on the Statement of Financial Condition.

During the year ended December 31, 2012, the Company entered into a management agreement (the "Affiliate Agreement") with an affiliate, whereby the affiliate is a wholly owned subsidiary of the Parent. The affiliate provides the Company with administrative and management services in exchange for a management fee determined in accordance with the terms of the Affiliate Agreement. As of December 31, 2012, $42,334 was unpaid and is included in payable to Parent and affiliate on the Statement of Financial Condition.

5. REGULATORY REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities Exchange Act of 1934 and as of December 31, 2011 was required to maintain "minimum net

capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2012, the Company had net capital, as defined, of $612,756, which was $512,756 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.12 to 1.

As an introducing broker-dealer, the Company does not take possession or control of securities for customers, and therefore, claims exemption from the possession or control and reserve requirements based on Rule 15c3-3(k)(i) under the Securities Exchange Act of 1934.

6. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is involved in legal, regulatory and arbitration proceedings, including class actions, primarily concerning matters arising in connection with the conduct of its broker dealer activities. These include proceedings specific to the Company, as well as proceedings generally applicable to business practices in the industries in which it operates. Uncertain economic conditions, heightened and sustained volatility in the financial markets, and significant financial reform legislation may increase the likelihood that clients and other persons or regulators may present or threaten legal claims or that regulators increase the scope or frequency of examinations of the Company or the financial services industry generally.

7. RELATED PARTY

The Parent intends to provide the necessary financial support to the Company to enable it to continue to meet its minimum regulatory requirements as well as its ongoing financial obligations as they become due for a period of at least twelve months from the date of the issuance of these financial statements.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 28, 2013, the date the financial statements were available to be issued. No events requiring disclosure or recognition were identified.

* * * * * *


FSC
www.fsc.org

MIX
Paper from responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste (PCW) fiber and certified by the Forest Stewardship Council.™